  Exhibit 99.1

NextSource Materials Completes Non-Brokered Private Placement

Use of Funds to Satisfy Advanced Battery Anode and Foil Application Test Requests

TORONTO, Aug. 20, 2018 -- NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRC) (“NextSource” or the “Company”) announces it has completed a non-brokered private placement offering (the “Offering”) of 21,659,270 units (the “Units”) at a price of CAD$0.07 per Unit for gross proceeds of CAD$1,474,149. The Offering received substantial support from existing shareholders of the Company and included participation by management and directors of NextSource.

Each Unit consists of one common share of the Company and one-half common share purchase warrant (a “Warrant”), with each Warrant entitling the holder to acquire one additional common share of the Company at a price of CAD$0.10 per share for a period of 24 months.

Use Of Proceeds

The net proceeds of the Offering will enable NextSource to satisfy specific requests by two major international graphite buyers to complete advanced testing requirements on a bulk sample of the Company’s SuperFlake® graphite concentrate for battery anode and expanded graphite foil applications. The net proceeds will also be used for general and administrative expenses.

The bulk samples will be prepared and processed to the requested test specifications at SGS Minerals (Lakefield) Canada and under the supervision of Mr. Oliver Peters M.Sc., MBA, P.Eng., senior metallurgical and process consultant at SGS Minerals (Lakefield) Canada (“SGS”).

Mr. Peters was the head process engineer for NextSource’s 2015 pilot plant operation at SGS, which is the largest known pilot plant operation completed by any junior graphite company globally to date. Over 200 tonnes of Molo ore was processed during the pilot plant operation, creating 13 tonnes of high quality, SuperFlake® graphite concentrate that was used to develop the process flowsheet for the Molo mine and to provide substantial and representative “run-of-mill” bulk tonnage samples for evaluation by graphite offtakers.

As detailed in the Company’s June 2017 Feasibility Study, NextSource’s SuperFlake® graphite concentrate can achieve 98% carbon purity with standard mineral processing (flotation), has excellent thermal expansion, can be easily upgraded to 99.97% purity (battery grade) and contains no deleterious substances. The SuperFlake® graphite concentrate’s flake size distribution is well above the global average, with 46.4 percent being classified as the premium-priced +80 (large), +65 (extra large) and +48 (jumbo) mesh flake size. Specifically 23.6 percent of SuperFlake® graphite concentrate is +48 mesh and greater in size.

As previously reported, significant independent testing of the pilot plant material already completed by various key global offtakers and graphite end-users has confirmed that Molo SuperFlake® graphite concentrate meets or exceeds quality requirements for all major end markets for natural flake graphite - anode material for lithium-ion batteries, refractories and specialty graphite foils. Molo SuperFlake® has also been verified for graphene ink applications.

All securities issued in connection with the Offering will be subject to a minimum four-month hold period as required by Canadian securities laws.

The Company has obtained conditional approval from the Toronto Stock Exchange (the “TSX”) for the listing of all common shares issued pursuant to the Offering. The Offering is subject to receipt of final approval of the TSX.

Qualified Persons

Mr. Craig Scherba, P.Geo., President and CEO, is the qualified person who reviewed and approved the technical information provided in this press release.

About NextSource Materials Inc.

NextSource Materials Inc. is a mine development company based in Toronto, Canada, that is developing its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a feasibility-stage, shovel-ready project that ranks as one of the largest-known and highest quality flake graphite deposits in the world and the only project with SuperFlake® graphite.

For further information contact: +1.416.364.4911

Brent Nykoliation, SVP, Corporate Development at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com

Safe Harbour: This press release contains statements that may constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements include, but are not limited to, the trading of the Company’s shares on the TSX and OTCQB, the results of the updated 2017 Feasibility Study, the results of the previous 2015 Molo Feasibility Study, any and all product test results and product analysis. These are based on current expectations, estimates and assumptions, and although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, actual results or developments may vary and, in some instances, differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward- looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.